UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 21, 2021 (May 17, 2021)

MALACCA STRAITS ACQUISITION COMPANY LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39383	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Unit 601-2

St. George's Building

2 Ice House Street

Central, Hong Kong

(Address of principal executive offices, including Zip Code)

+852 21060888

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant	MLACU	The NASDAQ Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	MLAC	The NASDAQ Stock Market LLC
Warrants, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share	MLACW	The NASDAQ Stock Market LLC

ADDITIONAL INFORMATION

PT Asia Vision Network, an Indonesian limited liability company (“AVN”), intends to file with the Securities and Exchange Commission (the “SEC”), a Registration Statement on Form F-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement of Malacca Straits Acquisition Company Limited, a special purpose acquisition company organized under the laws of the Cayman Islands (“Malacca”), and a prospectus in connection with the proposed business combination (the “Business Combination”) involving Malacca and AVN. When available, the proxy statement contained in the F-4 and other relevant materials for the transaction will be mailed to shareholders of Malacca as of a record date to be established for voting on the proposed Business Combination and related matters. The preliminary F-4 and proxy statement, the final F-4 and definitive proxy statement and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Malacca with the SEC, may be obtained free of charge at the SEC's website (www.sec.gov) or by writing to Malacca at Unit 601-2, St. George's Building, 2 Ice House Street, Central, Hong Kong. Other information filed with the SEC is also available on the SEC's website at www.sec.gov.

DISCLAIMER

This report and the exhibits hereto do not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

Malacca and AVN and their respective directors, commissioners, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Malacca ordinary shares in respect of the proposed business combination. Malacca shareholders and other interested persons may obtain more detailed information regarding the names and interests in the transaction of Malacca's directors and officers in Malacca's and AVN's filings with the SEC, including when filed, the F-4 and the proxy statement. These documents can be obtained free of charge from the sources indicated above.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains, and certain oral statements made by representatives of Malacca and AVN and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Malacca's and AVN's actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Malacca's and AVN's expectations with respect to future performance of AVN, anticipated financial impacts of the proposed transaction (the “Transaction”), the anticipated addressable market for AVN, the satisfaction of the closing conditions to the Transaction, the pre-money valuation of AVN (which is subject to certain inputs that may change prior to the closing of the Transaction and is subject to adjustment after the closing of the Transaction), and the timing of the closing of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Malacca and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the inability to consummate the Transaction, including due to failure to obtain approval of the shareholders of Malacca or other conditions to the closing in the Business Combination Agreement; (3) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Transaction; (4) the inability to obtain the listing of AVN's securities on Nasdaq following the Transaction; (5) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (6) the ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of AVN to grow and manage growth economically and hire and retain key employees; (7) costs related to the Transaction; (8) changes in applicable laws or regulations; (9) the effect of the COVID-19 pandemic on Malacca or AVN and their ability to consummate the Transaction; (10) the possibility that Malacca or AVN may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties to be identified in the registration/proxy statement (when available) relating to the Transaction, including those under “Risk Factors” therein, and in other filings with the SEC made by Malacca or AVN. Malacca and AVN caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. None of Malacca or AVN undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Readers are referred to the most recent reports filed with the SEC by Malacca. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Malacca and AVN undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1.01 Entry Into a Material Definitive Agreement.

As previously disclosed by Malacca in its Current Reports on Form 8-K that were filed on March 22, 2021 and March 25, 2021 with the SEC, on March 21, 2021, Malacca entered into a Business Combination Agreement (as amended, including by the First Amendment (as defined below), the “Business Combination Agreement”) with PT MNC Vision Networks TBK (“Parent”), AVN, an Indonesian limited liability company and indirect 99.99% owned subsidiary of Parent, Malacca Straits Management Company Limited, a British Virgin Islands business company with limited liability (the “Sponsor”), in the capacity as the Malacca Representative thereunder (including any successor Malacca Representative appointed in accordance therewith, the “Malacca Representative”), and MNC Entertainment Ltd, a Cayman Islands exempted company and a wholly-owned subsidiary of AVN (“Merger Sub”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Business Combination Agreement.

On May 17, 2021, Malacca, Parent, AVN and Malacca Representative entered into the Waiver and Amendment Letter Agreement No. 1 to the Business Combination Agreement (the “First Amendment”) pursuant to which the parties, amended the Business Combination Agreement, effective as of May 17, 2021, in order to, among other things, provide for the following: (i) the extension of the deadline for completion of the Reorganization to May 31, 2021; (ii) the transfer of the economic interest of one share in PT Vision Network Nusantara (the “Share”), in lieu of the transfer of the Share pursuant to paragraphs 17 – 19 of Schedule 8.3(f) to the Business Combination Agreement; (iii) the carve out of the Mortgage Register from the representation and warranty under Section 4.24 (Books and Records) of the Business Combination Agreement; and (iv) the amendment of the Malacca Disclosure Schedules and Schedule 6.3 (Conduct of Business of Malacca) to provide for a general disclosure (including with respect to Section 3.6 (SEC Filings and Malacca Financials; Internal Controls; Listing) of the Business Combination Agreement) as to any potential changes (including any required restatements of the Malacca Financials or the SEC Reports) to Malacca’s historical accounting of the Malacca Warrants as equity rather than as liabilities that may be required as a result the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” that was issued by the SEC on April 12, 2021, and any related guidance by the SEC.

The foregoing description of the First Amendment is not complete and is qualified in its entirety by reference to the full text of the First Amendment, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1*	Waiver and Amendment Letter Agreement No. 1, dated as of May 17, 2021, by and among Malacca, Parent, AVN and Malacca Representative.

* The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 21, 2021

MALACCA STRAITS ACQUISITION COMPANY LIMITED

By:	/s/ Kenneth Ng
Kenneth Ng
Chief Executive Officer (Principal Executive Officer)

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